UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Adamas Pharmaceuticals, Inc.

(Name of Subject Company)

Adamas Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00548A106 (CUSIP Number of Class of Securities)

Christopher B. Prentiss

Chief Financial Officer

Adamas Pharmaceuticals, Inc.

1900 Powell Street, Suite 1000

Emeryville, California

(510) 450-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh

Ian Nussbaum

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

(415) 693-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On October 10, 2021, Adamas Pharmaceuticals, Inc., a Delaware corporation (“Adamas” or the “Company”) entered into an Agreement and Plan of Merger, by and among Adamas, Supernus Pharmaceuticals, Inc., a Delaware corporation (“Supernus”), and Supernus Reef, Inc., a Delaware corporation and a wholly owned subsidiary of Supernus (“Purchaser”), pursuant to which Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share. Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent.

This Schedule 14D-9 filing consists of the following communications related to the Offer and the Merger:

(i)	Email from Neil McFarlane, the Chief Executive Officer of Adamas, to employees, first used on October 11, 2021.

(ii)	Manager Talking Points re: Acquisition by Supernus, first used on October 11, 2021.

(iii)	Sales Force Memo re: Acquisition by Supernus, first used on October 11, 2021.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by the Company on October 12, 2021 (including the exhibit attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

The tender offer for the outstanding common stock of Adamas has not been commenced. This filing does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell Adamas securities. At the time the tender offer is commenced, Supernus and Purchaser, will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the SEC and thereafter, Adamas will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the tender offer. The solicitation and offer by Supernus to purchase shares of Adamas common stock will only be made pursuant to such Offer to Purchase and related materials. Once filed, investors and security holders are urged to read these materials (including the Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully since they will contain important information that Adamas investors and security holders should consider before making any decision regarding tendering their common stock, including the terms and conditions of the tender offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials will be filed with the SEC, and Adamas investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Supernus, Purchaser and Adamas with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Supernus and Purchaser file with the SEC will be made available to all investors and security holders of Adamas free of charge from the information agent for the tender offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Adamas under the “Investors & Media” section of Adamas’s website at https://www.adamaspharma.com/.

Forward Looking Statements

This filing contains forward-looking statements. These forward-looking statements are not descriptions of historical facts, they are forward-looking statements reflecting the current beliefs, certain assumptions and current expectations of management and may be identified by words such as “believes,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “potential,” “seek,” “expect,” “goal” or the negative or plural of these words or similar expressions. Such forward-looking statements are based on management’s current expectations, beliefs, estimates, projections and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict.

As a result, a number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed acquisition of Adamas by Supernus may not be completed; the possibility that competing offers or acquisition proposals for Adamas will be made; the delay or failure of the tender offer conditions to be satisfied (or waived), including insufficient shares of Adamas common stock being tendered in the tender offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the transactions contemplated by the acquisition agreement, Supernus’s or the Adamas’s business may experience significant disruptions due to transaction-related uncertainty; the effects of disruption from the transactions of the Adamas’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, manufactures, suppliers, vendors, business partners and distribution channels to patients; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the acquisition agreement to be satisfied or waived; the possibility that the Adamas’s expectations as to the extent to which Adamas will be able to continue to commercialize GOCOVRI (amantadine) extended release capsules, OSMOLEX (amantadine) extended release tablets, and any of Adamas’s other products and product candidates may not be realized as anticipated; the possibility that the anticipated scope, rate of progress and cost of Adamas’s preclinical studies and clinical trials and other research and development that Adamas may pursue may not materialize; the possibility that Adamas’s estimates of its expenses, ongoing losses, future revenue, capital requirements and its needs for or ability to obtain additional financing may not be accurate; the possibility that Adamas’s expectations may not be met as to the sufficiency of its capital resources; the possibility that Adamas’s expectations may not be met as to its ability to obtain and maintain intellectual property protection for its products and any of its product candidates; the possibility that Adamas’s expectations may not be met as to the legal proceedings to which Adamas is party and related stays and terms of settlements; the possibility that Adamas’s anticipated receipt and timing of royalties from its collaborators may not be realized as anticipated; the possibility that Adamas’s expectations may not be met as to the revenues from its collaborations; the possibility that Adamas’s expectations may not met be as to Adamas’s ability to retain and recruit key personnel and third-party distributors; the possibility that Adamas’s expectations may not be met as to its anticipated financial performance; the possibility that Adamas’s expectations may not be met as to its anticipated developments and projections relating to its competitors or the industry in which Adamas operates; the possibility that unforeseen safety issues could emerge for GOCOVRI that could require Adamas to change the prescribing information, limit use of the product or result in litigation; the possibility that other manufacturers could obtain approval for generic versions of GOCOVRI or of products with which Adamas competes; the possibility that the third-party organizations that manufacture, supply and distribute GOCOVRI may fail to perform adequately or fulfill Adamas’s needs; the possibility that changes in healthcare law and implementing regulations may occur and may negatively impact Adamas’s ability to generate revenues or could limit or prevent Adamas’s products’ or product candidates’ commercial success; the possibility that regulatory filings or approvals for products or product candidates that Adamas or its partners develop are not made or granted as currently anticipated; the possibility that Adamas is not able to negotiate adequate pricing, coverage and adequate reimbursement for its products and product candidates with third parties and government authorities; the possibility of political, social and economic instability, natural disasters or public health epidemics in countries where Adamas or its collaborators conduct activities related to Adamas’s business; and a variety of other risks set forth from time to time in Supernus’s or Adamas’s filings with the SEC, including but not limited to the risks discussed in Supernus’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its other filings with the SEC and the risks discussed in Adamas’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its other filings with the SEC. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Supernus’s and Adamas’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Supernus and Adamas disclaim any obligation to update any of these forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

Exhibit Index

Exhibit No.	Description
99.1	Email from Neil McFarlane, the Chief Executive Officer of Adamas, to employees, first used on October 11, 2021
99.2	Manager Talking Points re: Acquisition by Supernus, first used on October 11, 2021
99.3	Sales Force Memo re: Acquisition by Supernus, first used on October 11, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAMAS PHARMACEUTICALS, INC.

By:	/s/ Christopher B. Prentiss
Name:	Christopher B. Prentiss
Title:	Chief Financial Officer

Dated: October 12, 2021